UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 11, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Neurocrine Biosciences, Inc
File No. 0-22705 - CF#32664

Neurocrine Biosciences, Inc. submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to Forms 10-Q filed on July 29, 2010 and October 31, 2011.

Based on representations by Neurocrine Biosciences, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.1	10-Q	July 29, 2010	through July 29, 2018
10.2	10-Q	July 29, 2010	through July 29, 2018
10.2	10-Q	October 31, 2011	through July 29, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary